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                                  UNITED STAES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*


                         Multimedia Access Corporation
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                  6254 44 10 4
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                                 (CUSIP Number)




                Brian Bookmeier, President, Tadeo Holdings, Inc.
           41705 Grand River Avenue, Suite 101, Novi, Michigan 48735
                                  248-374-9418
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               September 24, 1998
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13.d-7(b) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No. 6254 44 10 4                             13D

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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       Tadeo Holdings, Inc.
       IRS Employer Identification Number 95-4228470

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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                         (a)  [  ]
                                                         (b)  [  ]


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   3   SEC USE ONLY




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   4   SOURCE OF FUNDS (See Instructions)


       00

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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


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   6   CITIZENSHIP OR PLACE OF ORGANIZATION


       Delaware

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   NUMBER OF      7    SOLE VOTING POWER
     SHARES            1,000,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             N/A
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             1,000,000
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       N/A

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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,000,000

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  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                      [  ]

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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.5%

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  14   TYPE OF REPORTING PERSON (See Instructions)

       CO


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                                  Schedule 13D


Item 1.  Security and Issuer

         This Schedule 13-D is filed with the Securities and Exchange Commission with respect to the Common Stock ("Common Stock") of Multimedia Access Corporation, a Delaware Corporation ("Company"). The principal office of the Company is 2665 Villa Creek Drive, Suite 200, Dallas, Texas 75234.


Item 2.  Identity and Background

         This Schedule 13-D is filed on behalf of Tadeo Holdings, Inc.("Tadeo") a Delaware corporation.

         Tadeo is a corporation organized in Delaware. Tadeo's principal office is 42705 Grand River Avenue, Suite 101, Novi, Michigan 48735. Tadeo is a holding company that owns, as a wholly-owned subsidiary, Astratek, Inc. ("Astratek"). Astratek develops and markets computer network products and provides consulting services in connection with computer network issues.

         During the last five years, Tadeo has not been convicted in a criminal proceeding.

         During the last five years, Tadeo has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order: enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         Tadeo purchased the shares of Company Stock in consideration for a direct issuance to the Company of 1,240,310 shares of Tadeo common stock, as part of a stock swap of $2,000,000 in market value of Tadeo common stock for $2,000,000 in market value of Company Common Stock.

Item 4.  Purpose of Transaction

         Tadeo acquired the Common Stock for investment purposes and, in anticipation of its acquisition of Astratek, as a way to promote joint technological development by Astratek and the Company.


Item 5.  Interest in Securities of the Issuer

         Tadeo owns beneficially and of record 1,000,000 shares of Common Stock of the Company (the "Shares"), constituting 9.5% thereof, which were acquired as a result of the stock for stock swap transaction between the Company and Tadeo. Tadeo has the sole power to vote, and sole power to dispose of the Shares.

         Tadeo acquired the Shares in a Stock Purchase Agreement dated September 24, 1998. The Shares were acquired in consideration for the issuance to the Company of 1,240,310 shares of Tadeo common stock having a market value of $2,000,000.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         There are currently no contracts, arrangements or understandings between Tadeo and any person(s) with respect to any securities of the Company.


Item 7.  Materials to be Filed as Exhibits

         1) Stock Purchase Agreement, dated September 24, 1998, by and between Multimedia Access Corp. and Tadeo Holdings, Inc.


                                   Signature


         After reasonably inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   December 1, 1998


                                             TADEO HOLDINGS, INC.



                                             By:/s/Brian Bookmeier
                                                 Brian Bookmeier, President